EXHIBIT No.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Quarter ended August 27, 2005 and unaudited Interim Financial Statements for the Fiscal Quarter ended August 27, 2005.

Management’s Discussion and Analysis

The discussion that follows provides an analysis of the consolidated operating results and financial position ( Management’s Discussion and Analysis - “MD&A”) of The Jean Coutu Group (PJC) Inc. (“the Company” or the “Jean Coutu Group”) for the thirteen weeks ended and as at August 27, 2005.

Management has presented certain non-Generally Accepted Accounting Principles (“GAAP”) measures in this MD&A. Although operating income before amortization (“OIBA”) is not a performance measure defined by Canadian GAAP, management, investors and analysts use this measure to evaluate the operating and financial performance of the Company. Moreover, the Company’s definition of OIBA may differ from the one used by other companies.  The OIBA measure is reconciled with net earnings, a performance measure defined by Canadian GAAP, in the “additional information” section, which is attached to the Company’s Consolidated Financial Statements.

PRESENTATION OF FINANCIAL STATEMENTS

All financial information appears in US dollars, in accordance with Canadian GAAP, considering our predominant operations in the United States and our US dollar denominated debt. The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes as at August 27, 2005 and for the latest fiscal year ended May 28, 2005 as well as the Company’s recent public filings.

Readers may also access additional information and filings relating to the Company using the following links to the www.sedar.com (Canada) and www.sec.gov  (United States) Websites.

FORWARD LOOKING STATEMENTS

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: Certain statements contained in this MD&A release may constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words “looking forward,” “looking ahead,” “believe(s),” “should,” “may,” “expect(s),” “anticipate(s),” “likely,” “opportunity,” and similar expressions, among others, identify forward-looking statements. Such statements are not guarantees of the future performance of the Company or its segments and involve known and unknown risks and uncertainties that may cause the outlook, the actual results or performance of the Company or of its reportable segments to be materially different from any future results or performance expressed or implied by such statements. Readers are referred to the section on Risks and uncertainties contained in this MD&A as well as in other Company filings. The Company disclaims any intention or obligation to update or revise any forward-looking information contained in its communications, whether as a result of new information, future events or otherwise.

COMPANY PROFILE

We exercise our activities in the North American drugstore retailing industry in two broad geographic areas, Eastern Canada and the Eastern United States, through corporate and franchised drugstores (under the banners of Brooks, Eckerd, PJC Jean Coutu, PJC Santé Beauté and PJC Clinique).

As at August 27, 2005, our Canadian network of PJC Jean Coutu franchised stores (‘‘PJC’’) and American network of Brooks Eckerd drugstores was broken down geographically and by type of store as follows:

	Franchised stores	Corporate stores	Total

Canada	321	—	321
United States	—	1,851	1,851

Total	321	1,851	2,172

Canada. In Canada, franchising activities include operating a distribution center and providing services to our PJC stores. These services comprise centralised purchasing, distribution, marketing, training, human resources, management, operational consulting and information systems, as well as participation in our private label program. Our PJC franchisees own and manage their stores and are responsible for merchandising and financing their inventory. They must provision their stores from our distribution center provided that the products requested are available and priced lower than other suppliers. We supply our PJC franchisees with approximately 72% of their products, including almost all prescription drugs. Although PJC retail sales are not included in our revenues, an increase or decrease in this regard will directly affect our performance as it impacts distribution center sales and royalties.

United States. In the US, we operate a network of 1,851 corporate stores under the Brooks and Eckerd banners, and six distribution centers in eighteen states in the Eastern United States. The head office of The Jean Coutu Group (PJC) USA, Inc. is located in Warwick, Rhode Island, where all corporate and support functions are centralized for the Brooks and Eckerd drugstore network. These functions include finance, purchasing, distribution, marketing, human resources, information systems and support, real estate and other departments. The former Eckerd head office located in Largo, Florida was closed during the first quarter of 2006.

FINANCIAL DATA

The following table presents selected data and operating results for the 13-week periods ended August 27, 2005 and August 28, 2004.

(in millions of US dollars except for per share amounts)	13 weeks ended August 27, 2005	13 weeks ended August 28, 2004
	$	$

Revenues
Canada	364.7	312.6
United States	2,318.4	1,024.1
	2,683.1	1,336.7

OIBA
Canada	37.9	32.0
United States	66.5	29.9
	104.4	61.9

Net earnings	11.1	22.3

Net earnings per Share	0.04	0.09

DEFINITION OF FINANCIAL DATA

Revenues

Revenues consist of Canadian and US sales plus other revenues derived from franchising and retail sales.

Canada.  Merchandise sales by our distribution center to PJC franchisees account for most of our sales in Canada. PJC retail store sales are not included in our revenues. However, changes in their retail sales directly affect our revenues since PJC franchisees purchase most of their inventory from our distribution center. Other revenues consist of royalties from our franchisees based on a percentage of sales, rental revenues and charge backs to our franchisees in exchange for certain services.

United States.  US sales consist of retail sales generated by corporate stores operating under the Eckerd and Brooks banners. Other revenues include rental revenues from our properties leased to third parties.

Gross profit

Gross profit is calculated as follows: sales minus the cost of goods sold from our distribution center for our Canadian operations, and the cost of goods sold (which includes distribution costs and estimated inventory losses) in our stores for the US network.

General and operating expenses

General and operating expenses comprise costs associated with salaries and benefits, rent, advertising, repairs and maintenance, insurance and professional fees.

Operating income before amortization (‘‘OIBA’’)

This term has been defined in the “additional information” section attached to the Company’s Consolidated Financial Statements.

EXCHANGE RATE DATA

The Company’s US dollar reporting currency provides shareholders with more relevant information considering the predominant operations in the United States and US dollar denominated debt. The following table shows exchange rates based on the Federal Reserve Bank of New York closing rate expressed as US dollars per Canadian dollar.

	August 27, 2005	August 28, 2004	May 28, 2005

Average rate (1)	0.8169	0.7508	0.7937
Closing rate	0.8369	0.7631	0.7946

(1) Calculated using the average noon buying rates for each day in the relevant period.

COMPARISON OF THE 13-WEEK PERIODS ENDED AUGUST 27, 2005 AND AUGUST 28, 2004

Net earnings

For the first quarter, net earnings were $11.1 million ($0.04 per share) compared with net earnings of $22.3 million ($0.09 per share) for the first quarter of the previous fiscal year. The Canadian network performed well, while top line growth was constrained in the US network. At the same time, the Company completed the final stages of the Brooks Eckerd integration and store closures, resulting in non-recurring costs of approximately $12 million.

Revenues

Total revenues, which include sales and other income, rose $1.346 billion or 100.7% to $2.683 billion for the 13-week period ended August 27, 2005 compared with $1.337 billion for the same period last year.

Canada.  Revenues from Canadian operations showed double digit growth, reaching $364.7 million, an increase of $52.1 million or 16.7%. Canadian revenues increased by 7.0% excluding the impact of currency exchange rate fluctuations. During the 13-week period there were 2 relocations of PJC franchised stores, and sales increases reflect growth resulting from previous period openings, renovations or moves of network stores and growth in PJC same store retail sales. For the first quarter ended August 27, 2005, on a same-store basis and in local currency, total PJC retail sales advanced 3.5%, pharmaceutical sales gained 5.4% and front-end sales picked up 1.4% year-over-year.

United States.  Revenues from US operations increased substantially to $2.318 billion for the 13-week period ended August 27, 2005, up $1.294 billion or 126.4% from last year. The increase is principally due to the additional revenue from the acquired Eckerd drugstores for the full 13-weeks of the first quarter of fiscal 2006 compared with four weeks for the same period last year. On a same-store basis and for the Brooks Eckerd network, total retail sales advanced 0.3%; pharmaceutical sales gained 1.3% and front-end sales decreased 2.3% year-over-year. This measure now includes same-store sales for the acquired Eckerd drugstores as of August 1, 2005. During the first quarter of fiscal 2006, there were 11 new store openings including 5 relocations, a store acquisition and 78 store closures, bringing our US network to 1,851 stores.

Brooks Eckerd sales were satisfactory in the pharmacy. Pharmacy sales were negatively impacted by the conversion of brand name drugs to generics, which generally have a lower selling price, but higher gross margins to the drugstore retailer. Generics as a percentage of total Brooks Eckerd pharmacy sales increased to 54.7% by quarter-end with the generic substitution rate increasing to 94.2%. The effect of generic drugs replacing brand drugs on pharmacy sales growth was 2.3% during the first quarter of fiscal 2006. In the front-end, there was good growth in core health and beauty categories and private label products, with a slight decline in overall sales year-over-year, principally due to drops in beverage and photo categories. During the first quarter of fiscal 2006, the Company closed 78 non-performing Eckerd drugstores, with 45 transfers of script files to the nearest Eckerd store and the sale of script files and related inventories for the other 33 stores. As a result of these closures, first quarter revenues decreased by $26 million compared with the fourth quarter of fiscal 2005.

Gross profit

Canada. Gross profit from Canadian operations was $28.7 million for the first quarter compared to $24.3 million for the corresponding period the previous year. Gross margin improved slightly to 8.9% for the 13-week period ended August 27, 2005 compared with 8.8% for the corresponding period last year.

United States.  Gross profit from US operations amounted to $587.9 million for the 13-week period ended August 27, 2005 compared with $245.9 million for the corresponding period the previous year. The increase is attributable to the addition of the Eckerd business during the full quarter in fiscal 2006 compared with only four weeks for the corresponding period last year. The gross margin percentage of our US operations was 25.4% this quarter compared with 24.0% for the same period last year. Gross margin for the 52-weeks ended May 28, 2005 was 24.9%.

This improvement is due to Management’s focus on optimal merchandising, mix and pricing in the front-end. In addition, since front-end sales have a higher gross profit than pharmacy sales, as the acquired Eckerd stores increase their front-end sales, this has a positive effect on gross profit. The Company’s Management believes that these programs will provide operational benefits and expects future financial improvement in fiscal 2006.

Other revenues

Other revenues, which are included in total revenue in the Company’s GAAP financial statements, increased to $45.3 million in the first quarter of fiscal 2006 from $38.4 million for the same period in the previous year due to increased franchise fees, rental and other income.

General and operating expenses

General and operating expenses for the 13-week period ended August 27, 2005 were $558.4 million, up from $247.5 million for the same period last year. This increase is essentially attributable to the US operations and the acquired Eckerd drugstores. General and operating expenses performance was mixed, representing 9.2% of revenues in Canada versus 9.7% last year and 22.6% versus 21.2% a year earlier in the US.  US General and operating expenses increased from $510.3 million in the fourth quarter of fiscal 2005 to $524.8 million in the first quarter of fiscal 2006, an increase of $14.5 million. This increase is principally due to the fact, as previously reported, that fourth quarter expenses were positively impacted by $9 million of changes in estimates related to certain Eckerd network expenses. At the same time, the Company completed the final stages of the Brooks Eckerd integration and store closures, resulting in non-recurring costs of approximately $12 million. In addition, the networks undertook several store openings, which increased general and operating expenses.

OIBA

OIBA increased in the first quarter of fiscal 2006, advancing 68.7% to $104.4 million from $61.9 million in the corresponding period last year. The increase in OIBA year-over-year reflects the operation of the acquired Eckerd drugstores for the full first quarter of fiscal 2006. OIBA as a percentage of revenues ended the quarter at 3.9% compared with 4.6% for the same period last year. The decrease in OIBA margin for the 13-week period ended August 27, 2005 was affected by the lower margin in the acquired Eckerd drugstores along with network integration and enhancement efforts. This was partially offset by the performance of existing Canadian operations.

Amortization

Amortization charges increased to $60.7 million during the first quarter of fiscal 2006, up $35.4 million from the corresponding period in fiscal 2005. The increase in the charges is due to the amortization of assets related to the acquired Eckerd drugstores for the full quarter in fiscal 2006 compared with four weeks for the same period last year.

Financial expenses

Financial expenses were $50.7 million during the first quarter of fiscal 2006, an increase of $33.0 million over the year-earlier period. During the quarter, average long-term debt (including current portion of long-term debt) increased from $0.989 billion for the first quarter of fiscal 2005 to $2.606 billion for the first quarter of fiscal 2006. The weighted average interest rate on the Company’s long term debt was 6.8% during the current fiscal quarter compared with 5.4% for the same period last year

Income taxes

There was an income tax recovery of $19.0 million in the first quarter of fiscal 2006 compared with a recovery of $4.2 million for the same period last year. The low effective tax rate of the current fiscal year is a result of the financing structure established as part of the Eckerd transaction.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash flows are generated by: i) the sale of prescription drugs and other products by corporate-owned stores, ii) merchandise sales to and rent received from PJC franchised stores, iii) the collection of royalties from PJC franchisees, and iv) rent from properties leased to tenants other than franchisees. These cash flows are used: i) to purchase products and services for resale, ii) to finance operating expenses, iii) for debt service, iv) for real estate investments, and v) to finance capital expenditures incurred to renovate and open stores and replace equipment. We have typically financed capital expenditures and working capital requirements through cash flow from operating activities. Our larger acquisitions have been financed through long-term debt and equity.

Cash flow from operating activities

Cash used in operating activities amounted to $95.4 million for the 13-week period ended August 27, 2005, compared with $86.6 million in the corresponding period of the previous fiscal year. This results primarily from the cash generated from net cash earnings, offset by changes in non-cash items resulting from the Company’s larger drugstore network for the full first quarter of fiscal 2006.

Cash flow from investing activities

Cash used in investing activities was $36.0 million for the 13-week period ended August 27, 2005 compared with $2.603 billion for the corresponding period in fiscal 2005. During fiscal 2005, $2.515 billion was used to acquire 1,549 Eckerd drugstores and related operations and $73.1 million was used for the financing of the acquisition. In addition, $37.8 million was used for capital assets this quarter compared with $20.6 million for the corresponding period a year ago.

Cash flow from financing activities

During the 13-week period ended August 27, 2005, $88.2 million of cash was provided from financing activities compared with $2.774 billion for the corresponding period in fiscal 2005. The net increase in long-term debt, including revolver borrowing of $100,0 million, was $87.8 million during the first quarter of 2006, reflecting a net use of cash to fund operating requirements. During the first quarter of fiscal 2005, the Company established credit facilities and issued notes to fund the Eckerd acquisition; this resulted in a $2.365 billion net increase in long-term debt during that period. During the first quarter of 2006, the Company received proceeds of $0.4 million from the issuance of capital stock compared with $424.6 million in the corresponding period a year ago.

Conclusion on liquidity position

The Company had $179.6 million of cash, cash equivalents and temporary investments as of August 27, 2005 compared with cash of $210.7 million at May 28, 2005. In addition, it had access to up to an unused $165.5 million of its $350.0 million five-year revolving facility (net of $84.5 million of outstanding letters of credit). The Company has operating liquidities and access to credit facilities to finance its operating activities.

Current ratings for the Company’s credit facilities as confirmed by Standard & Poor’s Corporation (S&P) and Moody’s Investors Service (Moody’s) are as follows:

	S&P	Moody’s

Secured credit facilities	BB-	B1

Senior notes
• Unsecured	B-	B2
• Unsecured subordinated	B-	B3

CAPITAL STOCK

During fiscal 2005, 33,350,000 Class A subordinate voting shares were issued at a price of C$17.45 per share for net proceeds of C$564.4 million or US $424.4 million. Also, 865,000 Class B shares were exchanged for an equivalent number of Class A subordinate voting shares and 1,363,590 new Class A subordinate voting shares were issued due to the exercise of stock options.

During the first quarter of fiscal 2006, there were 41,960 Class A subordinate voting shares issued due to the exercise of stock options.

At August 27, 2005, the total number of Class A subordinate voting shares (TSX: PJC.SV.A) issued was 142,294,060 and the number of Class B shares amounted to 119,385,000, for a total of 261,679,060 shares outstanding.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Readers are referred to the table of material contractual cash obligations under our long-term debt, long-term leases, inventories and capital assets commitments included in the fiscal 2005 MD&A as of May 28, 2005.

Long-term debt

On July 31, 2004, the Company completed the Eckerd acquisition. This acquisition was funded by a combination of long-term credit facilities, notes and issuance of subordinate voting shares. As a result, the Company’s long-term debt, including current portion, amounted to $2.650 billion at August 27, 2005.

Operating lease obligations

The Company leases a substantial portion of its real estate using conventional operating leases. Generally, the Company’s real estate leases in Canada are for primary terms of 10 years and in the United States for primary terms of 10 to 20 years, in both cases, with options to renew.

Operating lease obligations until 2035 amounted to $4.346 billion as at May 28, 2005 and are mostly in connection with properties that are leased in Canadian and US operations. In Canada, the Company has also signed lease and sublease agreements under which it will receive minimum payments totalling $286.8 million until 2035.

FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

We are exposed to market risk relating to changes in interest rates with regard to our variable rate debt. We have a significant amount of debt, $1.4 billion of which bears interest at floating rates.

During fiscal 2005, the Company entered into two interest rate swap transactions to fix the interest rate on $200 million of the Company’s term loan facilities. These transactions qualified for hedge accounting.

Guarantees and buyback agreements

The Company has guaranteed reimbursement of certain bank loans contracted by franchisees to a maximum amount of $5.2 million. The Company is also committed to financial institutions to purchase the equipment and inventories of some of its franchisees. As of August 27, 2005, the maximum value of the equipment and inventories buyback agreements was approximately $23.3 million and $52.6 million respectively.

FOREIGN EXCHANGE RISK MANAGEMENT

Even though the Company’s reporting currency is US dollars, non-Consolidated Financial Statements of the parent company and its subsidiaries are prepared based on their respective functional currencies, which is the US dollar for US operations and the Canadian dollar for Canadian operations and corporate activities.

Transactions denominated in currencies other than an entity’s functional currency are translated according to the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities at their historical rates and statement of earnings items at the average monthly exchange rates. All exchange gains and losses are current in nature and are included in the consolidated statement of earnings, unless subject to hedge accounting.

RELATED PARTY TRANSACTIONS

Our operations include transactions with enterprises controlled by shareholders and executives with significant influence on the Company. These transactions are executed in the normal course of business and measured at the exchange amount. At August 27, 2005, Mr. François J. Coutu, the Company’s President and CEO, owned a PJC franchise.

CHANGES IN ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS

There were no changes in accounting policies during the first quarter of fiscal 2006.

RISKS AND UNCERTAINTIES

Eckerd acquisition

The Eckerd integration is the Company’s largest to date. The Company could run into difficulties in realizing synergies and improving outlet performance in accordance with plan.

Competition

The Company faces competition from all sides: local, regional, national and international companies, other drugstore chains and banners, independent pharmacies, supermarkets, discount retailers and Internet companies. This increased competition could lead to greater pricing pressure, a situation that would force us to increase sales volume and sell products and services at a lower price in order to remain competitive.

Variable rate debt

Our credit facilities are subject to variable interest rates, thus exposing us to interest rate risk. Should interest rates rise, our variable-rate debt service obligations would increase even if the amount borrowed remained the same.

Currency fluctuation

Our revenues are earned in US and Canadian dollars whereas our credit facilities are denominated in US dollars only. Fluctuations in US and Canadian exchange rates could therefore expose the Company to currency risks.

Readers are referred to the fiscal 2005 MD&A as of May 28, 2005 for a detailed description of the risks and uncertainties.

OTHER INITIATIVE

On October 7, 2005, the Company entered into an agreement to sell certain non-core Canadian real estate assets of the Company. These assets consist of 30 commercial properties, composed of strip malls located in the Provinces of Quebec and Ontario, containing Jean Coutu drugstores and other retail tenants. Concurrently, the Company will lease back the drugstore locations under equivalent lease conditions.

The agreement foresees the payment of the full amount of the $C 111.7 million purchase price on November 1, 2005, the scheduled closing date. The transaction will generate a pre-tax gain of approximately $C 26 million, of which $C 16 million will be recorded in fiscal 2006 and $C 10 million representing the leaseback portion for the Jean Coutu drugstores will be deferred over the life of the leases. The Company intends to use the net proceeds to repay a portion of its Senior Secured Credit facilities.

STRATEGIES AND OUTLOOK

The Jean Coutu Group is well positioned to capitalize on the growth in the North American drugstore retailing industry, based on its strong brands, a focus on excellence in customer service in pharmacy and front-end innovation with an emphasis on health and beauty. Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through quality of offering and service levels in its drugstore network.

The Company operates its Canadian and US networks with a focus on sales growth, network renovation, relocation and expansion projects and operating efficiency. In its US network, the Company eliminated dual infrastructures late in the first quarter of fiscal 2006 and began to capture the related savings during the month of August 2005. The Company will continue to optimize logistics and supply chain efficiency over fiscal 2006. The Company also right sized its Eckerd network during the first quarter of fiscal 2006 and will continue its store opening program, with a focus on growing network sales profitably.

Finally, customer focused initiatives have been taken and will continue to be implemented to drive sales growth profitably. The goal is to differentiate the network through quality of offering and customer service levels.

October 11, 2005

Unaudited interim consolidated financial statements

August 27, 2005 and August 28, 2004

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of earnings

Periods ended August 27, 2005 and August 28, 2004

(in millions of US dollars, unless otherwise noted)

	13 weeks
	2005	2004
	$	$
	(unaudited)	(unaudited)

Sales	2,637.8	1,298.3
Other revenues (note 2)	45.3	38.4
	2,683.1	1,336.7
Operating expenses
Cost of goods sold	2,021.2	1,028.1
General and operating expenses	558.4	247.5
Amortization (Note 3)	60.7	25.3
	2,640.3	1,300.9
Operating income	42.8	35.8
Financing expenses
Interest on long-term debt	48.9	15.0
Other financing expenses, net	1.8	2.7
	50.7	17.7
Earnings (loss) before income taxes	(7.9)	18.1
Income tax recovery	(19.0)	(4.2)
Net earnings	11.1	22.3

Net earnings per share, in dollars (Note 4)
Basic	0.04	0.09
Diluted	0.04	0.09

Consolidated statements of retained earnings

Periods ended August 27, 2005 and August 28, 2004

(in millions of US dollars)

	13 weeks
	2005	2004
	$	$
	(unaudited)	(unaudited)

Balance, beginning of period	787.6	708.6
Net earnings	11.1	22.3
	798.7	730.9
Dividends	6.5	6.0
Balance, end of period	792.2	724.9

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated balance sheets

(in millions of US dollars)

	As at August 27, 2005	As at May 28, 2005
	$	$
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	97.0	132.2
Temporary investments	82.6	78.5
Accounts receivable	525.7	544.8
Inventories	1,719.4	1,678.2
Prepaid expenses	59.6	41.0
Income taxes receivable	18.8	6.8
	2,503.1	2,481.5
Investments	20.4	18.8
Capital assets	1,492.9	1,492.5
Intangible assets	723.1	729.6
Goodwill	867.4	866.5
Other long-term assets	108.1	106.0
	5,715.0	5,694.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,054.9	1,109.9
Income taxes payable	—	32.9
Future income taxes	106.0	97.8
Current portion of long-term debt	66.2	65.6
	1,227.1	1,306.2
Long-term debt	2,583.3	2,495.8
Other long-term liabilities (Note 5)	453.2	480.8
	4,263.6	4,282.8

Shareholders’ equity
Capital stock	577.9	577.5
Contributed surplus	1.0	0.8
Retained earnings	792.2	787.6
Foreign currency translation adjustments	80.3	46.2
	1,451.4	1,412.1
	5,715.0	5,694.9

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of cash flows

Periods ended August 27, 2005 and August 28, 2004

(in millions of US dollars)

	13 weeks
	2005	2004
	$	$
	(unaudited)	(unaudited)
Operating activities
Net earnings	11.1	22.3
Items not affecting cash
Amortization	60.7	25.3
Amortization of incentives paid to franchisees	0.9	0.8
Amortization of deferred financing fees	3.0	1.4
Future income taxes	(18.3)	(0.4)
Gain on disposal of assets	(6.9)	—
Other	0.7	2.8
	51.2	52.2
Net changes in non-cash asset and liability items	(146.6)	(138.8)
Cash flow used in operating activities	(95.4)	(86.6)
Investing activities
Business acquisitions	—	(2,514.5)
Investments and temporary investments	(0.6)	5.3
Purchase of capital assets	(37.8)	(20.6)
Proceeds from the disposal of capital assets	0.8	0.4
Purchase of intangible assets	(5.5)	(0.6)
Proceeds from the disposal of intangible assets	7.8	—
Other long-term assets	(0.7)	(73.1)
Cash flow used in investing activities	(36.0)	(2,603.1)
Financing activities
Changes in bank loans	—	(15.0)
Issuance of long-term debt	100.0	2,550.0
Repayment of long-term debt	(12.2)	(185.5)
Issuance of capital stock	0.4	424.6
Cash flow provided by financing activities	88.2	2,774.1
Foreign currency translation adjustments	8.0	2.6
Increase (decrease) in cash and cash equivalents	(35.2)	87.0
Cash and cash equivalents, beginning of period	132.2	14.6
Cash and cash equivalents, end of period	97.0	101.6

See complementary cash flow information in Note 8.

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated segmented information

Periods ended August 27, 2005 and August 28, 2004

(in millions of US dollars)

The Company has two reportable segments: franchising and retail sales.  Within the franchising segment, the Company carries on the franchising activity of the “PJC Jean Coutu” banner, operates a distribution center and coordinates several other services for the benefit of its franchisees.  The Company operates retail sales outlets selling pharmaceutical and other products under the “Brooks” and “Eckerd” banners.

The Company analyzes the performance of its operating segments based on their operating income before amortization, which is not a measure of performance under Canadian generally accepted accounting principles (“GAAP”); however, management uses this performance measure for assessing the operating performance of its reportable segments.

Segmented information is summarized as follows:

	13 weeks
	2005	2004
	$	$
	(unaudited)	(unaudited)
Revenues (1)
Franchising	364.7	312.6
Retail sales	2,318.4	1,024.1
	2,683.1	1,336.7

Operating income before amortization
Franchising	37.9	32.0
Retail sales	66.5	29.9
	104.4	61.9

Amortization
Franchising (2)	4.0	3.2
Retail sales	57.6	22.9
	61.6	26.1

Operating income
Franchising	33.9	28.8
Retail sales	8.9	7.0
	42.8	35.8

(1) Revenues include sales and other revenues.

(2) Including amortization of incentives paid to franchisees.

	13 weeks
	2005	2004
	$	$
	(unaudited)	(unaudited)
Acquisition of capital assets and intangible assets (3)
Franchising	5.0	3.1
Retail sales	38.3	18.1
	43.3	21.2

	As at August 27, 2005	As at May 28, 2005
	$	$
	(unaudited)	(audited)
Total assets
Franchising	786.5	737.2
Retail sales	4,928.5	4,957.7
	5,715.0	5,694.9

The Company’s revenues, capital assets, intangible assets and goodwill attributed to Canada and the United States are as follows:

	13 weeks
	2005	2004
	$	$
	(unaudited)	(unaudited)
Revenues (1)
Canada	364.7	312.6
United States	2,318.4	1,024.1
	2,683.1	1,336.7

	As at August 27, 2005	As at May 28, 2005
	$	$
	(unaudited)	(audited)
Capital assets, intangible assets and goodwill
Canada	322.6	300.2
United States	2,760.8	2,788.4
	3,083.4	3,088.6

(1) Revenues include sales and other revenues.

(2) Including amortization of incentives paid to franchisees.

(3) Excluding business acquisitions.

THE JEAN COUTU GROUP (PJC) INC.

Notes to the unaudited interim consolidated financial statements

Periods ended August 27, 2005 and August 28, 2004

(Tabular amounts are in millions of US dollars unless otherwise noted)

1.  Financial statement presentation

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP.  These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the most recently prepared annual consolidated financial statements for the year ended May 28, 2005.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements.  They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant areas requiring the use of management estimates relate to : inventory valuation, valuation of long-term assets, and reserves and allowances, specifically those related to store closures, workers’ compensation and general liability, and income taxes.

These unaudited interim consolidated financial statements have been prepared based on accounting policies and methods of application consistent with those used in the preparation of the most recently prepared audited annual consolidated financial statements.

2.  Other revenues

	13 weeks
	2005	2004
	$	$

Royalties	19.5	17.3
Rent	14.6	12.2
Sundry	11.2	8.9
	45.3	38.4

3.  Amortization

	13 weeks
	2005	2004
	$	$

Capital assets	48.5	20.1
Intangible assets	12.2	5.1
Deferred costs	—	0.1
	60.7	25.3

4.  Net earnings per share

The reconciliation of the number of shares used to calculate the diluted net earnings per share is established as follows:

	13 weeks
	2005	2004
	(in millions)
Weighted average number of shares used to compute basic net earnings per share	261.6	238.3
Effect of dilutive stock options	0.6	1.2
Weighted average number of shares used to compute diluted net earnings per share	262.2	239.5

The Company uses the treasury stock method for the calculation of the diluted net earnings per share and excludes anti-dilutive options.

5.  Other long-term liabilities

	As at August 27, 2005	As at May 28, 2005
	$	$

Deferred revenues	8.2	9.8
Deferred lease obligations	19.9	17.8
Unfavorable leases	32.0	32.3
Workers’ compensation and general liability	71.5	68.8
Liabilities for store closures (1)	93.1	96.6
Future income taxes	220.3	246.5
Other	8.2	9.0
	453.2	480.8

(1) Liabilities for store closures consist of the present value of lease obligations, net of estimated sublease rental income and other exit costs associated with the acquisition of Eckerd as of July 31, 2004. During the first quarter of fiscal 2006, $5,478,000 (including short term portion) was paid with respect to these leases.

6.  Stock-based compensation plan

The Company has a fixed stock option plan. Since June 1, 2003, stock-based compensation is recorded under the fair value method. The expense recorded for the grants is approximately $200,000 and $100,000 for the thirteen week periods ended August 27, 2005 and August 28, 2004, respectively.

Had compensation cost been determined using the fair value based method at the date of grant for awards granted during the year ended May 31, 2003, the Company’s net earnings for the period ended August 27, 2005 would have been reduced by approximately $100,000 (for the period ended August 28, 2004 - $100,000). Basic net earnings per share and diluted net earnings per share for those periods would have been unchanged.

7.  Pension plans

The Company offers defined benefit and defined contribution pension plans providing pension benefits to its employees.

The defined benefit and defined contribution plans expenses are as follows:

	13 weeks
	2005	2004
	$	$
Defined contribution plans	5.5	2.0
Defined benefit plans	0.3	0.3
	5.8	2.3

8.  Supplemental cash flow information

	13 weeks
	2005	2004
	$	$
Interest paid	71.7	2.8
Income taxes paid	44.9	44.5

9.  Comparative figures

Certain comparative figures have been reclassified to conform with the presentation of the current period.

10.  Subsequent event

On October 7, 2005, the Company entered into an agreement to sell certain non-core Canadian real estate assets of the Company. The agreement foresees the payment of the full amount of the $C 111.7 million purchase price on November 1, 2005, the scheduled closing date. The transaction will generate a pre-tax gain of approximately $C 26 million, of which $C 16 million will be recorded in fiscal 2006 and $C 10 million representing the leaseback portion for the Jean Coutu drugstores will be deferred over the life of the leases. The Company intends to use the net proceeds to repay a portion of its Senior Secured Credit facilities.

11.  Reconciliation of Canadian GAAP to United States GAAP

These consolidated financial statements are prepared in accordance with Canadian GAAP, which differ, in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). While the information presented below is not a comprehensive summary of all differences between Canadian GAAP and US GAAP, other differences are considered unlikely to have a significant impact on the consolidated financial statements of the Company.

All material differences between Canadian GAAP and US GAAP and the effect on net earnings and shareholders’ equity are presented in the following tables with an explanation of the adjustments.

	13 weeks
	2005	2004
	$	$
Reconciliation of net earnings
Net earnings - Canadian GAAP	11.1	22.3
Adjustment in respect of amortization (a)	0.1	0.1
Tax effect of above adjustment	—	—
Net earnings - US GAAP	11.2	22.4

Net earnings per share - US GAAP (in dollars)
Basic	0.04	0.09
Diluted	0.04	0.09

	13 weeks
	2005	2004
	$	$
Other comprehensive income items
Cumulative translation adjustments, net of tax (c)	34.1	18.2
Cumulative translation adjustments on amortization, net of tax (c)	(0.6)	(0.4)
Changes in fair value of derivatives, net of tax (b)	1.7	0.1
Reclassification of realized gain on derivatives to the earnings (b)	0.1	2.2
Other comprehensive income items	35.3	20.1

	As at August 27, 2005	As at May 28, 2005
	$	$
Statement of accumulated other comprehensive income items
Accumulated other comprehensive income items:
Cumulative translation adjustments, net of tax (c)	80.3	46.2
Cumulative translation adjustments on amortization, net of tax (c)	(2.0)	(1.4)
Cumulative changes in fair value of derivatives net of reclassification of realized gain (loss) to the earnings and net of tax (b)	1.0	(0.8)
Accumulated other comprehensive income items	79.3	44.0

Reconciliation of shareholders’ equity
Shareholders’ equity - Canadian GAAP	1,451.4	1,412.1
Adjustment in respect of:
Amortization (a)	(12.8)	(13.0)
Tax effect of above adjustment	4.5	4.5
Cumulative translation adjustments, net of tax (c)	(80.3)	(46.2)
Accumulated other comprehensive income items (b) and (c)	79.3	44.0
Shareholders’ equity - US GAAP	1,442.1	1,401.4

The impact of differences between Canadian GAAP and US GAAP on consolidated balance sheet items is as follows:

	As at August 27, 2005		As at May 28, 2005
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	$	$	$	$
Consolidated balance sheets items
Assets
Capital assets (a)	1,492.9	1,477.1	1,492.5	1,477.3
Other long-term assets (a) and (b)	108.1	115.1	106.0	111.6

Liabilities
Other long-term liabilities (b)	453.2	453.7	480.8	482.0

Shareholders’ equity	1,451.4	1,442.1	1,412.1	1,401.4

a) Amortization

Under Canadian GAAP, the Company has used the compounded interest method to depreciate its buildings held for leasing until May 31, 2004. This method is not acceptable under US GAAP. The Company records depreciation under US GAAP for its buildings held for leasing using the straight-line method at a rate of 2.5%.

b)  Derivative financial instruments and hedging

On June 1, 2001, the Company adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” This statement requires companies to record derivatives on the balance sheet as assets or liabilities measured at their fair value. Gains and losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The adoption of SFAS 133 was not material to the Company’s consolidated financial statements.

The Company enters into interest swaps in order to fix the interest rate on a portion of its variable interest debt. These interest rate swaps are designated as cash flow hedges with changes in the fair value of those contracts recorded as a component of other comprehensive income items and subsequently recognized as interest on long-term debt in the period in which the hedged exposure takes place. Under Canadian GAAP, changes in the fair value of those contracts are not recognized.

c)  Foreign currency translation adjustment

Under Canadian GAAP, the Company gains and losses arising from the translation of the financial statements are deferred in “foreign currency translation adjustments” in shareholders’ equity. Under US GAAP, foreign currency translation adjustments are presented as a component of other comprehensive income items under shareholders’ equity.

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended August 27, 2005 and August 28, 2004

(In millions of US dollars except for margins)

	13 weeks
	2005	2004
	$	$
Canada
Sales	322.8	275.3
Cost of goods sold	294.1	251.0
Gross profit	28.7	24.3
As a % of sales	8.9%	8.8%

Other revenues (1)	42.8	38.1

General and operating expenses	33.6	30.4
Operating income before amortization	37.9	32.0
Amortization (1)	4.0	3.2
Operating income	33.9	28.8

United States
Sales	2,315.0	1,023.0
Cost of goods sold	1,727.1	777.1
Gross profit	587.9	245.9
As a % of sales	25.4%	24.0%

Other revenues	3.4	1.1

General and operating expenses	524.8	217.1
Operating income before amortization	66.5	29.9
Amortization	57.6	22.9
Operating income	8.9	7.0

Consolidated
Sales	2,637.8	1,298.3
Cost of goods sold	2,021.2	1,028.1
Gross profit	616.6	270.2
As a % of sales	23.4%	20.8%

Other revenues (1)	46.2	39.2

General and operating expenses	558.4	247.5
Operating income before amortization	104.4	61.9
Amortization (1)	61.6	26.1
Operating income	42.8	35.8

(1) Amortization of incentives paid to franchisees are presented in the amortization instead of other revenues

	13 weeks
	2005	2004

Number of outlets
Beginning of period	2,243	655
Openings	13	18
Acquisitions	1	1,549
Relocations	(7)	(10)
Closings	(78)	(3)
End of period	2,172	2,209

Network performance - Retail sales
(In millions of US dollars)

Canada (1)	555.6	482.1
United States	2,315.0	1,023.0
	2,870.6	1,505.1

Network performance - Retail sales
Canada (1)
Pharmacy	58%	57%
Front-end	42%	43%

United States
Pharmacy	73%	72%
Front-end	27%	28%

(1)  Franchised’s outlet retail sales are not included in the Company’s consolidated financial statements.

	13 weeks
	2005	2004

Retail sales growth (1)
Canada (2)
Total	3.6%	6.8%
Pharmacy	5.5%	9.8%
Front-end	1.4%	2.1%

United States
Total	126.3%	133.2%
Pharmacy	131.0%	143.9%
Front-end	114.3%	109.7%

Retail sales growth - same store (1)
Canada (2)
Total	3.5%	6.1%
Pharmacy	5.4%	9.0%
Front-end	1.4%	1.5%

United States (3)
Total	0.3%	2.2%
Pharmacy	1.3%	3.8%
Front-end	(2.3)%	(1.4)%

(1) Growth is calculated in local currency and is based on comparable periods.

(2) Franchised’s outlet retail sales are not included in the Company’s consolidated financial statements.

(3) This measure includes same-store sales for the acquired Eckerd corporate outlets as of August 1, 2005.

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended August 27, 2005 and August 28, 2004

(In thousands of US dollars )

Non GAAP measures - Operating income before amortization (“OIBA”)

OIBA is not a measure of performance under Canadian generally accepted accounting principles (“GAAP”); however management uses this performance measure in assessing the operating and financial performance of its reportable segments.  Besides, we believe that OIBA is an additional measure used by investors to evaluate operating performance and capacity of a company to meet its financial obligations.  However, OIBA is not and must not be used as an alternative to net earnings or cash flow generated by operating activities as defined by Canadian GAAP. OIBA is not necessarily an indication that cash flow will be sufficient to meet our financial obligations. Furthermore, our definition of OIBA may not be necessarily comparative to similar measures reported by other companies.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below with OIBA.

	13 weeks
	2005	2004
	$	$

Net earnings	11.1	22.3
Interest on long-term debt	48.9	15.0
Other financing expenses, net	1.8	2.7
Income tax recovery	(19.0)	(4.2)
Operating income	42.8	35.8
Amortization per GAAP financial statements	60.7	25.3
Amortization of incentives paid to franchisees (1)	0.9	0.8
Operating income before amortization (“OIBA”)	104.4	61.9

(1) Amortization of incentives paid to franchisees is grouped with other revenues in the GAAP financial statements.